Exhibit 19.1

Hooker Furnishings Corporation

INSIDER TRADING POLICY

and Guidelines for Trading in

in Company Securities

Applicability of Policy

This policy applies to you if you are an employee, officer or member of the Board of Directors of Hooker Furnishings Corporation and its affiliates (the “Company”).

The Insider Trading Policy also applies to your family members who live with you, anyone else who lives in your household, and any family members who do not live in your household but whose transactions in the Company’s securities are directed by you or are subject to your influence or control (such as parents of children who consult with you before they trade in the Company’s securities). You are responsible for the transactions of these other persons and you should make them aware of the need to confer with you before they trade in the Company’s securities.

Statement of Policy

The Reasons for the Policy

The purchase or sale of the Company’s securities while aware of material nonpublic information, or the disclosure of material nonpublic information to others who then trade in the Company’s securities, is prohibited by the federal securities laws. Insider trading violations are pursued vigorously by the SEC and the Justice Department and are punished severely by incarceration and substantial fines and penalties. While the regulatory authorities concentrate their efforts on the individuals who trade, or who tip inside information to others who trade, the federal securities laws also impose potential liability on companies and other “controlling persons” if they fail to take reasonable steps to prevent insider trading by company personnel.

The Company has adopted this Insider Trading Policy both to satisfy the Company’s obligation to prevent insider trading and to help Company personnel avoid the severe consequences associated with violations of the insider trading laws. The policy also is intended to prevent even the appearance of improper conduct on the part of anyone employed by or associated with the Company (not just so-called “insiders”).

The Specific Provisions of the Policy

1. You may not:

●	buy or sell the Company’s securities while you possess material nonpublic or “inside” information concerning the Company, regardless of whether the transaction is made for your benefit or for the benefit of another person, such as family members or friends, or company or group; or

●	pass such information on to others outside the Company (including family or friends) who may trade or advise others to trade on the basis of that information. This restriction does not apply if the person has a legitimate business-related need to receive the information.

These actions are referred to as “insider trading”. See “What Is “Material Nonpublic Information”?” below for a discussion of what constitutes material non-public or “inside” information.

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No exceptions are permitted. The securities laws do not recognize mitigating circumstances such as the need to raise cash for an emergency, and you should avoid even the appearance of an improper transaction to preserve the reputation of the Company and its employees, officers and directors for integrity and the highest standards of business and ethical conduct.

2. The Company considers it improper for any employee, officer or director of the Company to engage in short-term or speculative transactions in the Company’s securities.

For this reason, the Company prohibits employees from engaging in:

Short Swing Trades. You may not engage in purchases and sales or sales and purchases of the Company’s securities in the open market within any six-month period

Short Sales. You may not engage in short sales of the Company’s securities (sales of securities that are not then owned), including a “sale against the box” (a sale with delayed delivery).

Publicly Traded Options. You may not engage in transactions in publicly traded options, such as puts, calls and other derivative securities, on an exchange or in any other organized market.

Standing Orders. Standing orders should be used for only a very brief period of time (not to exceed seven trading days) or in connection with a prearranged trading plan (see “Prearranged (Rule 10b5-1) Trading Plans” below). A standing order placed with a broker to sell or purchase securities at a specified price leaves you with no control over the timing of the transaction. A standing order transaction executed by the broker when you are aware of material nonpublic information may result in unlawful insider trading.

In addition to Company policy, there are laws applicable to these activities if they are engaged in by Company officers subject to Section 16(b) of the Securities Exchange Act or members of the Board of Directors.

3. You are prohibited from holding Company securities in a margin account or pledging Company securities as collateral for a loan. Securities held in a margin account or pledged as collateral may be sold without your consent if you fail to meet a margin call or default on the loan. As a result, the sale may occur at a time when you are aware of material nonpublic information or otherwise are not permitted to trade in Company securities. The fact that the sale is without your consent may not be recognized as a mitigating factor under the securities laws nor will that fact affect the appearance of an improper transaction.

4. This policy continues to apply to transactions in Company securities even after your relationship with the Company has ended. If you are aware of material nonpublic information when the relationship ends, you must not trade in the Company’s securities until that information has become public or is no longer material.

5. All nonpublic information relating to the Company is the property of the Company and must be kept confidential. You may not disclose any nonpublic Company information unless there is a legitimate Company business-related need to do so.

The Consequences of Insider Trading

The consequences of an insider trading violation can be severe:

1. Traders and Tippers. If you (or your tippees) trade on inside information you (and they) will be subject to the following penalties:

●	A civil penalty of up to three times the profit gained or loss avoided;

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●	A criminal fine of up to $5,000,000 (no matter how small the profit); and

●	A prison term of up to twenty years.

If you tip information to a person who then trades you are subject to the same penalties as the tippee, even if you do not trade and do not profit from the tippee’s trading.

2. Control Persons. The Company and its supervisory personnel, if they fail to take appropriate steps to prevent illegal insider trading, are subject to the following penalties:

●	A civil penalty of up to $1,000,000 or, if greater, three times the profit gained or loss avoided as a result of the employee’s violation; and

●	A criminal penalty of up to $25,000,000.

3. Company-Imposed Sanctions. If you fail to comply with the Company’s insider trading policy you will be subject to Company-imposed sanctions, including termination of employment, whether or not your failure to comply results in a violation of law.

Trading Guidelines

1. Recommended Trading Window. The safest period for trading in the Company’s securities, assuming you are not aware of any material nonpublic information, is generally the period beginning on the third trading day following the release of earnings for the prior quarter and ending on the later of (i) the fifteenth calendar day of the third month of the current quarter, and (ii) five trading days after the opening of the window period. This period is sometimes referred to as a “trading window.” The purpose behind the suggested self-imposed trading window period is to help establish a diligent effort to avoid any improper transaction.

From time to time, the Company may also recommend that you suspend trading because of developments known to the Company and not yet disclosed to the public. If that happens, you may not engage in any transaction involving the Company’s securities during that period and you may not disclose to others the fact of the suspension of trading.

However, even during a trading window, if you possess material nonpublic information concerning the Company you should not engage in any transactions in the Company’s securities until that information has become public or is no longer material.

2. You Are Strongly Urged to Pre-Clear All Transactions. To help prevent inadvertent violations of the federal securities laws and to avoid even the appearance of trading on inside information, you, together with your family members, are strongly urged to obtain pre-clearance from the Company before engaging in any transaction in the Company’s securities (including a gift, contribution to a trust, or similar transfer). This recommendation to pre-clear transactions applies even when a trading window is open. A request for pre-clearance should be submitted to Donna Adams, Corporate Secretary, at least two days in advance of the proposed transaction. The Company is under no obligation to approve a trade submitted for pre-clearance and may decide not to permit the trade.

3. Individual Responsibility. Every employee, officer and director has the individual responsibility to comply with this policy. These trading guidelines are only guidelines, and appropriate judgment should be exercised in connection with any trade in the Company’s securities.

You may from time to time, have to forego a proposed transaction in the Company’s securities even if you planned to make the transaction before learning of material nonpublic information and even though you believe you may suffer an economic loss or forego anticipated profit by waiting.

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This Policy Applies to Inside Information Regarding Other Companies.

No employee, officer or director of the Company or any of its affiliated companies who, in the course of their work, learns of material nonpublic information about another company with which we do business, including a vendor, supplier or customer, may trade in the other company’s securities until the information becomes public or is no longer material. You should treat material nonpublic information about the Company’s business partners with the same care required with respect to information related directly to the Company.

What Is “Material Non-Public Information”?

Material information is any information that a reasonable investor would consider important in making a decision to buy, hold or sell securities. Any information that could be expected to affect the price of the Company’s securities, whether it is positive or negative, should be considered material. While it is not possible to define all categories of material information, some examples may include:

●	Financial results or projections of future results, or other sales/earnings guidance;

●	Knowledge that sales or earnings are consistent or inconsistent with the consensus expectations of the investment community or previous guidance provide by the Company;

●	Acceleration or delay of business expansion plans or plans to dispose of a subsidiary or close a plant;

●	A pending or proposed merger, acquisition, tender offer or joint venture;

●	A pending or proposed acquisition or disposition of a significant asset;

●	A change in dividend policy, the declaration of a stock split, or an offering of additional securities;

●	A change in senior management (e.g. the Chief Executive Officer, Chief Operating Officer or Chief Financial Officer or any Executive Vice President);

●	Development of a significant new product or line of business;

●	Significant pricing changes outside of normal periodic price increases;

●	The gain or loss or a significant supplier, customer or group of suppliers or customers, or a significant change in market share;

●	Significant contracts or orders, or the loss thereof;

●	Significant product defects or modifications;

●	The gain or loss of significant financing sources;

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●	A default under or termination of a significant contract or financing arrangement;

●	Impending bankruptcy or the existence of severe liquidity problems;

●	A change in the Company’s auditors;

●	Actual or threatened major litigation, or the resolution of such litigation;

When Is Information “Public”?

If you are aware of material nonpublic information, you may not trade until the information has been disclosed broadly to the marketplace (such as by press release or an SEC filing) and the investing public has had time to absorb the information fully. To avoid the appearance of impropriety, as a general rule, information should not be considered fully absorbed by the marketplace until two full trading days have passed after the information is released. A “trading day” is a day on which NASDAQ is open for trading. If, for example, the Company were to make an announcement on a Friday afternoon, you should not trade in the Company’s securities until the next Wednesday. However, if the Company were to make an announcement pre-market on a Friday, that Friday would count as a trading day and you should not trade in the Company’s securities until the next Tuesday.

Prearranged (Rule 10b5-1) Trading Plans

Trades in the Company’s securities that are executed under a prearranged trading plan (which also may be referred to as a Rule 10b5-1 trading plan) are an exception to the rule against trading while in possession of material nonpublic information. Rule 10b5-1 under the Securities Exchange Act provides an affirmative defense from insider trading liability under the federal securities laws for trading plans that meet certain requirements.

You must obtain Company approval before entering any prearranged trading plan. If you are interested in a prearranged trading plan, please contact Donna Adams for additional information.

Questions?

If you have any questions about this policy, please call Donna Adams (Phone No. xxx-xxx-xxxx).

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Hooker Furnishings Corporation

INSIDER TRADING POLICY – ADDENDUM FOR KEY INSIDERS

Applicability of Policy

This Addendum to the Hooker Furnishings Corporation Insider Trading Policy applies to you because you receive Company-wide business and financial information before public release.

Because you are at greater risk for inadvertent violation of the laws against insider trading due to information provided to you in the normal course of your duties, Company policy prohibits open market transactions in the Company’s securities during time periods when you are most likely to be in possession of material nonpublic information. In addition, you must pre-clear all your transactions in the Company’s securities.

In addition to the trading prohibitions established by this Addendum, you remain subject to the legal and policy restrictions described in the Hooker Furnishings Corporation Insider Trading Policy, which applies to all Company employees, officers and directors.

Statement of Policy

1. You May Trade Only During Open Window Periods. In your current position with the Company, you frequently possess information that has the potential to have a material effect on the market for the Company’s securities. Therefore, to ensure compliance with the Company’s Insider Trading Policy and applicable federal and state securities laws and to help avoid even the appearance of trading while aware of material nonpublic information, you may not, as a matter of Company policy, trade in the Company’s securities except during “open window periods.”

As a general rule, an open window period will begin the third trading day following the release of earnings for the prior quarter and end on the later of (i) the fifteenth calendar day of the third month of the current quarter, and (ii) five trading days after the opening of the window period. In the event the Company releases earnings pre-market on a certain date, that current trading date will count as day one in the calculation of when the trading window opens. If the Company releases earnings during the trading day or after the market closes, the next trading day will count as day one in the calculation of when the trading window opens.

In most instances, the trading window following the release of earnings after the first, second and third fiscal quarters should end on the fifteenth calendar day of the third month of the current quarter while the trading window following the release of earnings after the fourth quarter may end under either scenario as the Company generally requires more time to release earnings results after the fourth quarter due to audit and other annual reporting reasons.

Examples:	If the Company releases earnings for the first quarter pre-market on Wednesday, June, 5, 2019, the trading window would open on Friday, June, 7, 2019 (the third trading day following the release) and close on Monday, July, 15, 2019 (the fifteenth calendar day of the third month of the current quarter and also a trading day).

If the Company releases earnings for the fourth quarter after market on Wednesday, April 10, 2019, the trading window would open Monday, April, 15, 2019 (the third trading day following the release) and close on Monday, April 22, 2019 (five trading days after the opening of the window period as Friday, April 19, 2019 is Good Friday and the stock markets are closed on that date).

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You will receive a notice each quarter regarding the precise dates for the open window period for that quarter.

The Company will distribute:

●	Annually, a memo that provides the anticipated “on or about” dates for open trading windows for the upcoming fiscal year;

●	Quarterly, a copy of the Company’s earnings release accompanied by a memo that will confirm the opening and closing dates for the trading window for that quarter; and

●	As needed, notice that a trading window will not open as scheduled or must be closed before the scheduled date.

From time to time, an event may occur that is material to the Company and is known by only a few within the Company. As long as the event remains material and nonpublic, directors, officers and any other employees aware of the matter would be prohibited from trading by the insider trading laws and Company policy. These periods of time can occur even when the trading window might otherwise be open following an earnings announcement. Because of the sensitivity of these situations, there will be times when, for the protection of the Company and its employees, officers and directors, the Company will determine that the window should be closed for everyone within a certain group, even when some of the individuals in that group are not directly involved with the situation itself. The reason for closing the window will not be announced. Any person made aware of the existence of a closed window period at a time when the window would normally be open should not disclose the existence of the closed window to any other person. The failure of the Company to close the window for an individual will not relieve that person of the obligation not to trade while aware of material nonpublic information.

2. You Must Pre-Clear All Transactions. To help prevent inadvertent violations of the federal securities laws and to avoid even the appearance of trading on inside information, you, together with your family members, may not engage in any transaction in the Company’s securities (including a gift, contribution to a trust, or similar transfer) without first obtaining pre-clearance of the transaction from the Company. The requirement to pre-clear transactions applies even when the trading window is open. A request for pre-clearance should be submitted to Donna Adams (Phone No. xxx-xxx-xxxx) at least two days in advance of the proposed transaction. The Company is under no obligation to approve a trade submitted for pre-clearance and may decide not to permit the trade.

3. You Must Pre-Clear Prearranged (Rule 10b5-1) Trading Plans. If you wish to implement a prearranged trading plan described in the Hooker Furnishings Corporation Insider Trading Policy (which also may be referred to as a 10b5-1 trading plan) you must first pre-clear the plan with the Company. If you are interested in a 10b5-1 trading plan, please contact Donna Adams (Phone No. xxx-xxx-xxxx). As required by SEC rules, you may enter into a 10b5-1 trading plan only when you are not aware of material nonpublic information. In addition, you must enter a 10b5-1 trading plan during an open window period. Transactions effected under a pre-cleared 10b5-1 trading plan will not require further pre-clearance at the time of the transactions if the plan specifies the dates, prices and amounts of the contemplated trades, or establishes a formula for determining the dates, prices and amounts in accordance with SEC rules.

4. You May Not Enter Hedging Transactions. Certain forms of hedging or monetization transactions, such as zero-cost collars and forward sale contracts, allow individuals to lock in much of the value of his or her stock holdings, often in exchange for all or part of the potential for upside appreciation in the stock. These transactions allow the shareholder to continue to own the covered securities, but without the full risks and rewards of ownership. When that occurs for directors or officers, they may no longer have the same objectives as the Company’s other shareholders. Therefore, the Company prohibits you from engaging in these transactions.

5. Insider Trading Laws Apply to Your Post-Termination Transactions. If you are aware of material nonpublic information when you terminate employment with the Company, you may not trade in the Company’s securities until that information has become public or is no longer material. In all other respects, the procedures set forth in this Addendum will cease to apply to your transactions in the Company’s securities at the first “open window period” following your termination of employment.

Questions?

If you have any questions about the Company’s Insider Trading Policy, including this Addendum, or its application to any proposed transaction (including whether an open window period is in effect), please call Donna Adams (Phone No. xxx-xxx-xxxx).

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Hooker Furnishings Corporation

INSIDER TRADING POLICY –

ADDENDUM FOR DIRECTORS AND SENIOR OFFICERS

Applicability of Policy

This Addendum to the Hooker Furnishings Corporation Insider Trading Policy applies to you because you are

●	a member of the Board of Directors,

●	an officer at the level of Senior Vice President or higher or

●	an officer designated as a Section 16 Officer by the Board, Nominating and Governance Committee or Chief Executive Officer.

Because you are at greater risk for inadvertent violation of the laws against insider trading due to information provided to you in the normal course of your duties, Company policy prohibits open market transactions in the Company’s securities during time periods when you are most likely to be in possession of material nonpublic information. In addition, you must pre-clear all your transactions in the Company’s securities.

In addition to the trading prohibitions established by this Addendum, you remain subject to the legal and policy restrictions described in the Hooker Furnishings Corporation Insider Trading Policy, which applies to all Company employees, officers and directors.

Statement of Policy

6. You May Trade Only During Open Window Periods. As a director or senior officer of the Company, you frequently possess information that has the potential to have a material effect on the market for the Company’s securities. Therefore, to ensure compliance with the Company’s Insider Trading Policy and applicable federal and state securities laws and to help avoid even the appearance of trading while aware of material nonpublic information, you may not, as a matter of Company policy, trade in the Company’s securities except during “open window periods.”

As a general rule, an open window period will begin the third trading day following the release of earnings for the prior quarter and end on the later of (i) the fifteenth calendar day of the third month of the current quarter, and (ii) five trading days after the opening of the window period. In the event the Company releases earnings pre-market on a certain date, that current trading date will count as day one in the calculation of when the trading window opens. If the Company releases earnings during the trading day or after the market closes, the next trading day will count as day one in the calculation of when the trading window opens.

In most instances, the trading window following the release of earnings after the first, second and third fiscal quarters should end on the fifteenth calendar day of the third month of the current quarter while the trading window following the release of earnings after the fourth quarter may end under either scenario as the Company generally requires more time to release earnings results after the fourth quarter due to audit and other annual reporting reasons.

Examples:	If the Company releases earnings for the first quarter pre-market on Wednesday, June, 5, 2019, the trading window would open on Friday, June, 7, 2019 (the third trading day following the release) and close on Monday, July, 15, 2019 (the fifteenth calendar day of the third month of the current quarter and also a trading day).

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If the Company releases earnings for the fourth quarter after market on Wednesday, April 10, 2019, the trading window would open Monday, April, 15, 2019 (the third trading day following the release) and close on Monday, April 22, 2019 (five trading days after the opening of the window period as Friday, April 19, 2019 is Good Friday and the stock markets are closed on that date).

You will receive a notice each quarter regarding the precise dates for the open window period for that quarter.

The Company will distribute:

●	Annually, a memo that provides the anticipated “on or about” dates for open trading windows for the upcoming fiscal year;

●	Quarterly, a copy of the Company’s earnings release accompanied by a memo that will confirm the opening and closing dates for the trading window for that quarter; and

●	As needed, notice that a trading window will not open as scheduled or must be closed before the scheduled date.

From time to time, an event may occur that is material to the Company and is known by only a few within the Company. As long as the event remains material and nonpublic, directors, officers and any other employees aware of the matter would be prohibited from trading by the insider trading laws and Company policy. These periods of time can occur even when the trading window might otherwise be open following an earnings announcement. Because of the sensitivity of these situations, there will be times when, for the protection of the Company and its employees, officers and directors, the Company will determine that the window should be closed for everyone within a certain group, even when some of the individuals in that group are not directly involved with the situation itself. The reason for closing the window will not be announced. Any person made aware of the existence of a closed window period at a time when the window would normally be open should not disclose the existence of the closed window to any other person. The failure of the Company to close the window for an individual will not relieve that person of the obligation not to trade while aware of material nonpublic information.

7. You Must Pre-Clear All Transactions. To help prevent inadvertent violations of the federal securities laws and to avoid even the appearance of trading on inside information, you, together with your family members, may not engage in any transaction in the Company’s securities (including a gift, contribution to a trust, or similar transfer) without first obtaining pre-clearance of the transaction from the Company. The requirement to pre-clear transactions applies even when the trading window is open. A request for pre-clearance should be submitted to Donna Adams (Phone No. xxx-xxx-xxxx) at least two days in advance of the proposed transaction. The Company is under no obligation to approve a trade submitted for pre-clearance and may decide not to permit the trade.

8. You Must Pre-Clear Prearranged (Rule 10b5-1) Trading Plans. If you wish to implement a prearranged trading plan described in the Hooker Furnishings Corporation Insider Trading Policy (which also may be referred to as a 10b5-1 trading plan) you must first pre-clear the plan with the Company. If you are interested in a 10b5-1 trading plan, please contact Donna Adams (Phone No. xxx-xxx-xxxx). As required by SEC rules, you may enter into a 10b5-1 trading plan only when you are not aware of material nonpublic information. In addition, you must enter a 10b5-1 trading plan during an open window period. Transactions effected under a pre-cleared 10b5-1 trading plan will not require further pre-clearance at the time of the transactions if the plan specifies the dates, prices and amounts of the contemplated trades, or establishes a formula for determining the dates, prices and amounts in accordance with SEC rules.

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9. You May Not Enter Hedging Transactions. Certain forms of hedging or monetization transactions, such as zero-cost collars and forward sale contracts, allow individuals to lock in much of the value of his or her stock holdings, often in exchange for all or part of the potential for upside appreciation in the stock. These transactions allow the shareholder to continue to own the covered securities, but without the full risks and rewards of ownership. When that occurs for directors or officers, they may no longer have the same objectives as the Company’s other shareholders. Therefore, the Company prohibits you from engaging in these transactions.

10. Certain Securities Laws May Apply to Your Post-Termination Transactions. If you are aware of material nonpublic information when you cease to serve as a member of the Board of Directors or terminate employment with the Company, you may not trade in the Company’s securities until that information has become public or is no longer material. In addition, transactions in the Company’s securities after termination of service can be matched with pre-termination transactions for purposes of Section 16(b) short-swing transaction liability if both transactions occur within a six-month period. In all other respects, the procedures set forth in this Addendum will cease to apply to your transactions in the Company’s securities at the first “open window period” following your termination of employment or service as a director, as the case may be.

Additional Requirements for Senior Officers and Directors

You must comply with the post-transaction reporting requirements of Section 16(a) of the Securities Exchange Act and you may be obligated to comply with the pre-transaction filing requirements of SEC Rule 144.

You are also subject to limitations on short-swing transactions set forth in Section 16(b) of the Exchange Act. The practical effect of the short-swing transactions provisions is that if you purchase and sell (or sell and purchase) the Company’s securities within a six-month period you must disgorge all profits to the Company whether or not you had knowledge of any material nonpublic information.

In addition to the insider trading risk presented by pledges and margin accounts, which are described in the Company’s Insider Trading Policy, involuntary margin sales are not exempt from the reach of Section 16(b)’s prohibition of short-swing transactions. Therefore, the Company prohibits you to pledge or place the Company’s securities on margin.

Finally, you may never make a short sale of the Company’s securities.

Questions?

If you have any questions about the Company’s Insider Trading Policy, including this Addendum, or its application to any proposed transaction (including whether an open window period is in effect), please call Donna Adams (Phone No. xxx-xxx-xxxx).

Revised April 13, 2026